Exhibit 99

SAES Getters Group – Second Quarter 2003 – Press Release

SAES GETTERS REPORTS SECOND QUARTER RESULTS

(July 25, 2003, Milan – Italy) Saes Getters S.p.A. today announced that for the second quarter ended June 30, 2003, consolidated net sales were €29.3 million compared to €37.2 million in the year-ago period. Consolidated net loss was €0.4 million compared to net income of €2.5 million in the year-ago period.

Net loss per Ordinary Share and Savings Share was €0.0227 and €0.0071, respectively, for the second quarter of 2003, compared to net income per Ordinary Share and Savings Share equal to €0.1007 and €0.1163, respectively, in the year-ago period.

“The strengthening of the euro with respect to the main currencies, the persistent weakness in main markets and non-recurring costs caused unsatisfactory results” said Mr. Massimo della Porta, Chief Executive Officer of the Saes Getters Group. “The uncertain and instable industrial market conditions compel us to remain cautious regarding forecasts in the short term” Mr. della Porta added. “Research and Development, that traditionally rewards this Company, includes a portfolio of projects, some of which related to diversified businesses. Such efforts make us confident on the outlook of the medium-long term.”

Effective today, further to the request submitted by the Company on July 17th, SAES Getters S.p.A. American Depositary Shares (“ADSs”) will be officially removed from trading on NASDAQ. In accordance with the deposit agreement entered into with Citibank N.A., as depositary, holders of ADSs will be entitled to receive, upon surrender of the ADRs, one Savings Share listed on the Italian Stock Market in exchange for each ADS surrendered by the holders, subject to the payment of certain fees and charges. The deposit agreement terminated on July 18th, 2003. Commencing six months after the date of termination of the deposit agreement, Citibank N.A. may sell any remaining Savings Shares and any other property represented by the ADSs and hold the net proceeds, uninvested, in an unsegregated account, without liability for interest, for the pro rata benefit of the holders of ADSs that did not elect to exchange their ADSs prior to such date.

Components Business

Consolidated net sales of the Components Business were €22.8 million in the second quarter of 2003 compared to €27 million in the same period one year-ago, reflecting a decrease by 15.6% (mainly related to the exchange rate effect, equal to -14.9%)

In particular, net sales of the Display Devices Business Area decreased by 24.6% to €11.1 million from €14.8 million in the same period one year-ago. The decrease, net of exchange rate effect, was due to the slowdown of economy and of the cathode ray tube market, following the liquid crystal displays replacement (-7.4%). The strengthening of the euro with respect to the US dollar caused a negative exchange rate effect (-17.2%).

Revenues of the Light Sources Business Area were €7.5 million in the second quarter 2003, basically stable if compared to €7.6 million in the same period in 2002 (-1.5%).

SAES Getters Group – Second Quarter 2003 – Press Release

The rise net of exchange rate effect (+10.7%) was due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays, for both televisions and computer monitors. The negative exchange rate effect caused a decrease in sales by 12.2%.

Revenues from the Electronic Devices & Flat Panels Business Area were €2.9 million compared to €3.2 million in the second quarter of 2002 (-8.2%). The growth due to higher sales of non evaporable getters (+3.4%) was offset by the exchange rate effect (-11.6%).

Net sales of the Vacuum Systems & Thermal Insulation Business Area decreased by 14.3% to €1.3 million from €1.5 million in the same period of the previous year. Excluding the exchange rate effect, sales slightly increased (+3.2%), while the strengthening of the euro with respect to the main currencies caused a decrease by 17.5%.

Gross profit for the Components Business was €11.8 million in the second quarter of 2003, compared to €14.9 million in the same period of 2002.

Operating income for the Components Business decreased to €4.5 million in the second quarter of 2003, from €7.3 million in the corresponding quarter of 2002 mainly because of lower sales.

Equipment Business

Consolidated net sales of the Equipment Business were €6.4 million in the second quarter of 2003 compared to €10.1 million in the year-ago period, reflecting a decrease by 36.5%, of which -21.5% caused by the exchange rate effect.

Net sales of the Pure Gas Technologies Business Area were €2.6 million in the second quarter of 2003, compared to €4.8 million in the same period of 2002, reflecting a decrease by 45.7%. The drop was due to the low investment activity in the semiconductor market, caused by the lack of recovery in market demand (-25.8%) and to the negative exchange rate effect (-19.9%).

Revenues of the Analytical Technologies Business Area were €1 million in the second quarter of 2003, compared to €3.1 million in the correspondent period of 2002, reflecting a decrease by 66.9%. The drop was due to the above mentioned semiconductor market downturn (-45.1%) and to the negative exchange rate effect (-21.8%).

Net sales of the Facilities Technologies Business Area increased by 28.8% to €2.8 million from €2.1 million in the year-ago period. The rise was due to an increase in the services sold by the Group (+51.8%), partially offset by the negative exchange rate effect (-23%).

SAES Getters Group – Second Quarter 2003 – Press Release

Gross profit for the Equipment Business was €0.8 million in the second quarter of 2003 compared to €2.1 million in the corresponding period of 2002.

Operating loss for the Equipment Business in the second quarter of 2003 was €4.5 million, compared to an operating loss of €3.7 million in the year-ago period. The drop was mainly due to the decrease in sales. To be noticed that quarterly operating costs include expenses related to a litigation.

Consolidated gross profit was €12.6 million in the second quarter 2003, compared to €17.1 million in the same quarter of 2002. Consolidated gross profit, as a percentage of net sales, was 43% in the second quarter 2003 with respect to 45.9% in the same quarter 2002.

Total operating expenses were €12.6 million from €13.5 million in the second quarter of 2002.

Consolidated operating income was €0.1 million in the three months ended June 30, 2003 from €3.6 million in the year-ago period. The R.O.S. (Return on Sales) ratio decreased from 9.5% in the second quarter of 2002 to 0.2% in the same period of 2003. The decline with respect to the previous year was mainly due to the Equipment Aggregate lower sales and unfavorable exchange rate effect, together with some non-recurring costs.

To be noticed that other expenses include the cost for the request of the tax amnesty, filed with the Italian tax authorities.

Income taxes were €0.8 million in the three months ended June 30, 2003, compared to €0.9 million in the three months ended June 30, 2002. The increase of tax incidence was due to the different contribution and fiscal deductibility of the economic results from the Group Companies.

The Group’s net financial position decreased to €54.1 million as of June 30, 2003, from €57.3 million as of March 31, 2003, mainly because of the disbursement for the payment of dividends.

Six months results

Consolidated net sales for the six months ended June 30, 2003 decreased by 14.7% to €60.4 million, from €70.7 million in the year-ago period. Sales increased net of exchange rate by 1.5%. The strengthening of the euro with respect to the main currencies caused a decrease by 16.2%.

Consolidated net income was €0.4 million in the first six months of 2003, with respect to €3.8 million in the same period of the previous year. To be noticed that some non-recurring costs were charged in the first six months 2003.

Net income per Ordinary Share and Savings Share was €0.0097 and €0.0253, respectively, compared to €0.1561 and €0.1717 in the corresponding period of 2002.

SAES Getters Group – Second Quarter 2003 – Press Release

The gross margin was 43.8% of net sales in the first half of 2003, compared to 43.6% in the same period of 2002.

The R.O.S. ratio for the six months ended June 30, 2003 was 2.4% compared to 6.7% in the year-ago period.

Six months results will be approved by the Board of Directors on September 24, 2003 and will be subjected to limited review by PricewaterhouseCoopers S.p.A.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.
SAES Getters has been listed on the Italian Stock Exchange Market, STAR segment, since 1986.
For more information, visit the Company’s website at http://www.saesgetters.com.

For more information, please contact

Giuseppe Rolando SAES Getters S.p.A. Group Chief Financial Officer Tel +39 02 93178 203 Fax +39 02 93178 250 E-mail: giuseppe_rolando@saes-group.com	Gianna La Rana SAES Getters S.p.A. Investor Relations Manager Tel +39 02 93178 273 Fax +39 02 93178 370 E-mail: gianna_la_rana@saes-group.com

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company’s ability to introduce new products at planned costs and on planned schedules, the Company’s ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

- tables to follow -

SAES Getters Group – Second Quarter 2003 – Press Release

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales per Business Area
Thousands of Euro (except %)

Business Area	2003 2nd qr.	2002 2nd qr.	total difference (%)	price qty effect ( %)	exchange rate effect (%)

Display Devices	11,139	14,774	-24.6%	-7.4%	-17.2%
Light Sources	7,516	7,634	-1.5%	10.7%	-12.2%
Electronic Devices & Flat Panels	2,918	3,178	-8.2%	3.4%	-11.6%
Vacuum Systems & Thermal Insulation	1,251	1,459	-14.3%	3.2%	-17.5%

Subtotal Components	22,824	27,045	-15.6%	-0.7%	-14.9%

Pure Gas Technologies	2,626	4,834	-45.7%	-25.8%	-19.9%
Analytical Technologies	1,042	3,151	-66.9%	-45.1%	-21.8%
Facilities Technologies	2,766	2,148	28.8%	51.8%	-23.0%

Subtotal Equipment	6,434	10,133	-36.5%	-15.0%	-21.5%

Other	65	44	47.7%	54.4%	-6.7%

Total Net Sales	29,323	37,222	-21.2%	-4.9%	-16.3%

Index:

Display Devices	Barium getters for cathode ray tubes

Light Sources	Products used in discharge lamps and fluorescent lamps

Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays

Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices

Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries

Analytical Technologies	Trace gas analyzers for semiconductor and other industries

Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales by Geographic Location of Customer
Thousands of Euro

	2003 2nd qr.	2002 2nd qr.

Italy	232	596
Other EU	4,757	5,010
Other European countries	855	820
North America	6,003	8,436
Japan	6,008	5,450
Asia (excluding Japan)	10,726	16,155
Rest of the World	742	755

Total Net Sales	29,323	37,222

SAES Getters Group – Second Quarter 2003 – Press Release

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Income Statement
Thousands of Euro

Three months ended June 30	2003	2002

Total net sales	29,323	37,222

Cost of sales	16,717	20,135

Gross profit	12,606	17,087

R & D expenses	4,705	3,349
Selling expenses	4,118	5,535
G&A expenses	3,729	4,652

Total operating expenses	12,552	13,536

Operating income	54	3,551

Interest and other financial income, net	347	305
Foreign exchange gains (losses), net	89	(386)
Other income (expenses), net	(96)	(86)

Income before taxes	394	3,384

Income taxes	771	886

Net income (loss)	(377)	2,498

Thousands of Euro

Six months ended June 30	2003	2002

Total net sales	60,350	70,730

Cost of sales	33,926	39,874

Gross profit	26,424	30,856

R & D expenses	8,520	6,734
Selling expenses	8,625	10,047
G&A expenses	7,816	9,318

Total operating expenses	24,961	26,099

Operating income	1,463	4,757

Interest and other financial income, net	652	647
Foreign exchange gains (losses), net	265	(315)
Other income (expenses), net	(308)	(80)

Income before taxes	2,072	5,009

Income taxes	1,699	1,209

Net income	373	3,800

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Income per Share
Euro

	2003 2nd qr.	2002 2nd qr.

Net Income (loss) per Ordinary Share	(0.0227)	0.1007
Net Income (loss) per Savings Share	(0.0071)	0.1163

SAES Getters Group – Second Quarter 2003 – Press Release

Saes Getters S.p.A. and Subsidiaries – Consolidated Balance Sheets
Thousands of Euro

	Jun 30, 2003 (Unaudited)	Dec 31, 2002

Current assets *	145,326	153,718
Property, plant and equipment, net	63,503	67,141
Intangible assets, net	11,820	13,325
Investments and other financial assets	1,179	1,104

Total Assets	221,828	235,288

Current liabilities	47,758	53,461
Long-term liabilities	11,338	11,365
Shareholders’ equity	162,732	170,462

Total Liabilities and Shareholders’ Equity	221,828	235,288

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries – Consolidated Net Financial Position
Thousands of Euro

	Jun 30, 2003 (Unaudited)	Mar 31, 2003 (Unaudited)	Dec 31, 2002

Financial assets
Cash and banks	74,461	79,759	78,759
Short term investments	5,196	5,287	5,261
Total current assets	79,657	85,046	84,020
Total long term assets	0	0	0

Total financial assets	79,657	85,046	84,020

Financial liabilities
Bank overdraft	24,065	25,791	26,176
Current portion of long term debt	227	596	1,218
Total current liabilities	24,292	26,387	27,394
Long term debt, net of current portion	1,265	1,336	1,336
Total long term liabilities	1,265	1,336	1,336

Total financial liabilities	25,557	27,723	28,730

Net financial position	54,100	57,323	55,290

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 28th, 2003

SAES Getters S.p.A.
By:	/s/ Paolo della Porta

Paolo della Porta

President